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Filed by NOVA Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Form S-4 Registration Statement File No.: 333-62076

Subject Company: NOVA Corporation

The following is a script disseminated to NOVA Investor Relations personnel on June 26, 2001.

June 26, 2001

I.  General Information, Shareholders Meeting, and Proxy Questions.
-------------------------------------------------------------------

Q:  Why am I receiving this information from NOVA about my stock?
-----------------------------------------------------------------

A. The information you have explains the proposed merger between NOVA with and into U.S. Bancorp. You should also have a proxy card to vote on the merger, and you will be receiving a form of election to select cash or U.S. Bancorp stock on consummation of the merger. (p.20)

Q:  What do the NOVA Directors think about the merger?
------------------------------------------------------

A. The NOVA Board of Director's believes that the merger is in the best interest of NOVA shareholders. The Board based this decision on the terms of the merger and the value that NOVA shareholders will receive in a merger as compared to NOVA continuing as an independent entity. (p. 21)

Q:  What Has to Happen for the Merger to Occur?
-----------------------------------------------

A. Among other things, a majority of NOVA's shareholders of record as of June 21, 2001 must approve the merger for it to occur. (p.17)

Q:  How do I vote?
------------------

A. Regardless of whether you attend the special shareholders meeting, you should indicate on your proxy card how you want to vote, then sign, date, and return your card in the enclosed envelope. (If you attend the meeting, you will still be able to vote there even if you already sent in a proxy.)

Q:  When and where is the NOVA special meeting for shareholders?
----------------------------------------------------------------

A.  July 24, 2001 at 10:00 am
    Offices of Long Aldridge & Norman LLP
    303 Peachtree Street, Suite 5300
    Atlanta, GA (p.17)

Q:  What will be discussed at the meeting?
------------------------------------------

A. This meeting is being held primarily to consider and vote upon a proposal to approve and adopt the terms of the proposed merger of NOVA with U.S. Bancorp.

    Other business may be discussed; however, at this time, no other business has properly come before the Board to be addressed. (p.17)

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Q.  I will not be able to attend the meeting. What should I do?
---------------------------------------------------------------

A. You should still vote. Indicate on your proxy card how you want to vote, then sign, date, and return your card in the enclosed envelope as soon as possible. (p.18)

Q.  I will attend the meeting. What should I do?
------------------------------------------------

A. Please send in your proxy card, even if you plan to attend the meeting. The meeting will be at the law offices of Long Aldridge & Norman LLP at 10:00 am on July 20, 2001. You may vote in person even if you previously returned a proxy card. In order to do that, you will simply revoke your proxy and vote at the meeting in person.

Q:  Does my vote matter?
------------------------

A.  We urge everyone to vote.

Q:  I (lost/can't find/never received) my proxy card. What should I do?
-----------------------------------------------------------------------

A.  Contact NOVA's Investor Relations group at:

    NOVA Corporation
    One Concourse Parkway
    Suite 300
    Atlanta, GA 30328
    770-396-1456

    OR

    We will send you a new one; please give us your new address.

Q:  I voted already, but want to change or revoke my vote. What should I do?
----------------------------------------------------------------------------

A.  You have two options.

    1) Send an updated proxy or a letter or revocation to:

    Cherie Fuzzell, Secretary
    NOVA Corporation
    One Concourse Parkway
    Suite 300
    Atlanta, GA 30328, or

    2) attend the Shareholders meeting. (p.18)

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Q:  Where can I receive more information about the merger and the two companies?
--------------------------------------------------------------------------------

1)   Securities and Exchange Commission     2)  U.S. Bancorp
     Public Reference Section                   Investor Relations
     450 5th Street, NW #1024                   U.S. Bank Place
     Washington, DC  20546                      601 Second Avenue South
     1-800-SEC-0330                             Minneapolis, MN  55402-4302
     http://www.sec.gov                         612-973-1111
     ------------------

3)   NOVA Corporation
     Investor Relations
     One Concourse Parkway
     Suite 300
     Atlanta, GA  30328
     770-396-1456

If you are requesting documents from NOVA or U.S. Bancorp, please do so by July 19 so as to receive them before the special shareholders meeting. (p.16, p.73)

 ______________________________________________________________________________
|   Refer any "Form of Election" questions beyond the scope of this Q&A to     |
|                          Firstar Bank at 800-637-7549.                       |
|______________________________________________________________________________|

II.  Consideration to NOVA shareholders.
----------------------------------------

Q: What is a "form of election"?
--------------------------------

A. Once the merger is completed, each NOVA shareholder will receive cash and/or U.S. Bancorp stock or a combination of both. Under the merger agreement, NOVA shareholders may indicate their preference among three choices of consideration from U.S. Bancorp. The form of election is the only mechanism to indicate your preference. (p.31-32)

Q:  How do I make an election?
------------------------------

A. Simply complete the form of election that is being sent to you AND enclose any stock certificates in NOVA that you hold. (p.33-34)

Q:  I did not receive or lost my "form of election"?
----------------------------------------------------

A. The form of election is being sent to you separately. You may request an additional form of election by calling the exchange agent, Firstar Bank at 800-637-7549.

Q:  I lost my stock certificates.
---------------------------------

A. You should contact American Stock Transfer at 800-937-5449. You should still send in your form of election with a letter certifying that you are in the process of obtaining replacement certificates. When you receive your replacement certificates, you will need to send them to the election agent or direct American Stock Transfer to deliver them to Firstar. (p.4 of the Form of Election #13)

Q:  What if my shares are not certified?
-----------------------------------------

A. You only need to submit a form of election. You should follow the instructions in the form of election so that the exchange agent can transfer your shares electronically. Contact American Stock Transfer for more information at 800-937-5449. (Form of Election p.3 #10).

Q:  I do not have my stock certificate because my broker (i.e. Merrill Lynch,
-----------------------------------------------------------------------------
Charles Schwab, etc.) handles my account?
-----------------------------------------

A. Contact your broker. You need only submit the form of election and follow any instructions provided by your broker. (p.34)

Q:  What if my stock certificate has been assigned to me, but my signature is
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not on the certificate?
-----------------------

A. You may complete and sign a form of election if you are the last transferee indicated on a letter of transfer attached to or endorsed on the certificates. Be sure you complete all the necessary provisions of the form. Contact Firstar Bank at 800-637-7549.

 ______________________________________________________________________________
|   Refer any "Form of Election" questions beyond the scope of this Q&A to     |
|                          Firstar Bank at 800-637-7549.                       |
|______________________________________________________________________________|

Q:  What is the deadline for returning the form of election?
------------------------------------------------------------

A. The election agent must receive your form by July 24, 2001 at 5:00pm EDT, the election deadline. (p.33)

Q:  Where do I return the form of election?
-------------------------------------------

A.  Firstar Bank, N.A.
    Corporate Trust Department
    1555 North RiverCenter Drive, #301 - EX
    Milwaukee, WI  53212

    We recommend you send your form of election via registered mail, return receipt requested.

Q:  May I change my election once it has been submitted?
--------------------------------------------------------

A. To change your election, you must send 1) the exchange agent a written notice revoking any election previously submitted and 2) a new form of election. Be sure you send them together. (p.34 and the Form of Election p.2 #2)

Q:  What if I revoke my form of election and do not replace it?
---------------------------------------------------------------

A.  You will be considered as not having made an election. (p.34)

Q:  What if I don't make an election (return a form of election)?
-----------------------------------------------------------------

A. If the election agent does not receive a valid form by the July 24, 2001 deadline, U.S. Bancorp will issue you either cash or shares of U.S. Bancorp common stock at its sole discretion. (p.34)

Q:  What is the guaranteed delivery option?
-------------------------------------------

A. If you cannot deliver your stock certificates or other documents by July 24th at 5:00pm and your shares are being held by an eligible institution, you may still be eligible to state your preference for consideration through the "guaranteed delivery option." Complete the form of election and the guaranteed delivery forms. Contact Firstar Bank, the exchange agent, at 800-637-7549 for more information. (p.3 of the Form of Election #3)

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 ______________________________________________________________________________
|   Refer any "Form of Election" questions beyond the scope of this Q&A to     |
|                          Firstar Bank at 800-637-7549.                       |
|______________________________________________________________________________|

Q:  What choices do I have for my shares of NOVA?
-------------------------------------------------

A.  You should indicate your preference between three choices of compensation.

    . $31.00 in cash from U.S. Bancorp for each share of NOVA stock that you hold.

    . 1.407 shares of Bancorp common stock for each share of NOVA stock that you hold.

    .  a combination of cash and stock. (p.31-32)

Q:  Am I guaranteed to receive the consideration of my choice?
--------------------------------------------------------------

A. You may not receive exactly what you elected because the total amount of cash and stock that U.S Bancorp will issue is fixed by the merger agreement.

    The total amount of cash that U.S. Bancorp will pay is limited to the amount of cash that would be paid if 40% of the shares of NOVA common stock outstanding on the record date are exchanged for cash.

    Also, the total number of U.S. Bancorp shares of U.S. Bancorp stock to be issued is limited to 60% of the shares of NOVA common stock outstanding on the record date, multiplied by the 1.407 stock exchange ratio. (p.31-33)


Q:  What will happen if more people want (cash/stock) than can be accommodated?
-------------------------------------------------------------------------------

A. Preferences will be honored to the extent possible. Adjustments will be made as evenly as possible. (p.31-33)

Q:  When will I receive my consideration?
----------------------------------------

A. Although no specific date has been set, U.S. Bancorp anticipates that consideration, whether cash or U.S. Bancorp certificates, will be delivered as soon as possible shortly after the merger is finalized.

Q:  How do I designate that I want some of my NOVA shares to be converted into
------------------------------------------------------------------------------
cash and some into U.S. Bancorp common stock?
---------------------------------------------

A. On the 1st page of the form of election, enter the number of shares you wish to convert into each box.

 ______________________________________________________________________________
|   Refer any "Form of Election" questions beyond the scope of this Q&A to     |
|                          Firstar Bank at 800-637-7549.                       |
|______________________________________________________________________________|

Q:  Will I receive fractional shares of U.S. Bancorp after converting my NOVA
-----------------------------------------------------------------------------
stock?
------

A. No. You will be given a check for the value of your fractional interest. Please note that any cash compensation is taxable. (p.37, p.40)

Q:  Will I have to pay taxes on the consideration I receive?
-----------------------------------------------------------

A. The merger is generally tax-free to NOVA shareholders if they receive solely U.S. Bancorp shares. However, the merger will be taxable to the extent that stockholders receive cash. Because of individual circumstances, you should consult your own tax advisor to understand the full tax consequences regarding the merger. (p.35)

Q:  Do I need to provide you tax information for deduction purposes?
--------------------------------------------------------------------

A. Generally, if you do not want the automatic 33% deduction to be taken from any cash you will receive after the merger, please complete the W-9 form included with the form of election. You should consult your tax advisor to determine whether you are exempt from backup withholding and reporting requirements.

Q:  What if I don't want to participate in the merger?  (What are "Dissenters'
-----------------------------------------------------------------------------
Appraisal Rights"?)
-------------------

A. Under Georgia law, you may have a right to dissent from the merger and receive cash payment for the fair market value of your NOVA stock immediately before the merger. Please note, however, that this amount may well be different than the cash payout as part of the merger agreement.

    To participate as a dissenter, you must initially complete two steps:

    1) You must vote against the merger proposal and submit your proxy card with a vote AGAINST the merger. Send your proxy card in the addressed envelope enclosed with the proxy materials.

    2) You must also send written notice to NOVA indicating your intent to dissent and your demand of payment for the fair value of your NOVA shares. Send this written demand notice to:

    NOVA Corporation
    One Concourse Parkway
    Suite 300
    Atlanta, GA  30328.

    Please remember that if you are a dissenter and send a form of election, we will disregard the form of election. (p.70)

 ______________________________________________________________________________
|   Refer any "Form of Election" questions beyond the scope of this Q&A to     |
|                          Firstar Bank at 800-637-7549.                       |
|______________________________________________________________________________|

Q:  What if this merger does not happen?
----------------------------------------

A. After the merger is formally terminated, all elections will be void and of no effect. The election agent will return any stock certificates to you.